Exhibit 99.1

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Note: The information contained in this item has been updated to reflect changes to the presentation of our financial information. This item has not been updated for other changes since the filing of the 2020 Form 20-F. For a discussion of events and developments subsequent to the filing of the 2020 Form 20-F, please refer to our SEC filings and furnishings since that date.

A.   Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report and in particular, “Item 4. Information on the Company — B. Business Overview.” This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years 2018, 2019 and 2020 are to the fiscal years ended March 31, 2018, 2019 and 2020, respectively.

Overview

We achieved significant growth and strong operating results in fiscal year 2020. Our total revenue increased by 51% from RMB250,266 million in fiscal year 2018 to RMB376,844 million in fiscal year 2019, and further increased by 35% to RMB509,711 million (US$71,985 million) in fiscal year 2020. Our net income increased by 31% from RMB61,412 million in fiscal year 2018 to RMB80,234 million in fiscal year 2019, and further increased by 75% to RMB140,350 million (US$19,821 million) in fiscal year 2020.

Our non-GAAP net income, which excludes the effect of disposal and revaluation gains, share-based compensation and certain other items, increased by 12% from RMB83,214 million in fiscal year 2018 to RMB93,407 million in fiscal year 2019, and further increased by 42% to RMB132,479 million (US$18,710 million) in fiscal year 2020. For further information on non-GAAP financial measures we use in evaluating our operating results and for financial and operational decision-making purposes, see “Item 3. Key Information — A. Selected Financial Data — Non-GAAP Measures.”

Our Operating Segments

We organize and report our business in four operating segments:

●	Core commerce;
●	Cloud computing;
●	Digital media and entertainment; and
●	Innovation initiatives and others.

This presentation reflects how we manage our business to maximize efficiency in allocating resources. This presentation also provides further transparency to our various businesses that are executing different phases of growth and operating leverage trajectories.

We present segment information after elimination of inter-company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, and are allocated, to each segment. We allocate costs and expenses that are not directly attributable to individual segments, such as those that support infrastructure across different operating segments, to different operating segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses.

In discussing the operating results of these four segments, we present each segment’s revenue, income from operations and adjusted earnings before interest, taxes and amortization, or adjusted EBITA.

Our reported segments are described below:

●	Core commerce. The core commerce segment is comprised of platforms operating in retail and wholesale commerce in China, retail and wholesale commerce – cross-border and global, logistics services, local consumer services and others.
●	Cloud computing. The cloud computing segment is comprised of Alibaba Cloud, which offers a complete suite of cloud services to customers worldwide, including elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.
●	Digital media and entertainment. The digital media and entertainment businesses leverage our deep data insights to serve the broader interests of consumer through our key distribution platform, Youku, and through Alibaba Pictures and our other diverse content platforms that provide online videos, films, live events, news feeds, literature and music, among other areas.
●	Innovation initiatives and others. The innovation initiatives and others segment includes businesses such as Amap, DingTalk, Tmall Genie and others.

The table below sets forth supplemental financial information of our reported segments for fiscal year 2020:

	Year ended March 31, 2020
			Digital media	Innovation
	Core	Cloud	and	initiatives
	commerce	computing	entertainment(1)	and others(1)	Unallocated(2)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except percentages)
Revenue	436,104	40,016	29,094	4,497	—	509,711	71,985
Income (loss) from operations	138,631	(7,016)	(15,389)	(12,499)	(12,297)	91,430	12,912
Add: Share-based compensation expense	15,427	5,577	2,566	3,928	4,244	31,742	4,483
Add: Amortization and impairment of intangible assets	11,742	25	1,377	86	158	13,388	1,891
Add: Impairment of goodwill	—	—	—	—	576	576	81
Adjusted EBITA	165,800	(1,414)	(11,446)	(8,485)	(7,319)	137,136	19,367
Adjusted EBITA margin	38%	(4)%	(39)%	(189)%		27%
(1)	Beginning on April 1, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.
(2)	Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

Our Monetization Model

Our marketplaces and businesses are highly synergetic which create a digital economy that enables consumers, merchants, brands, retailers, other businesses, third party service providers and strategic partners to interconnect and interact with each other. We leverage our leading technologies to provide various value propositions to participants in our digital economy and realize monetization by offering different services and creating value under each of our business segments.

We derive most of our revenue from our core commerce segment, which accounted for 86%, 86% and 86% of our total revenue in fiscal year 2018, 2019 and 2020, respectively, while cloud computing, digital media and entertainment, and innovation initiatives and others contributed in aggregate 14%, 14% and 14% in fiscal year 2018, 2019 and 2020, respectively.

The following table sets forth the principal components of our revenue for the periods indicated:

	Year ended March 31,
	2018		2019		2020
		% of		% of			% of
	RMB	revenue	RMB	revenue	RMB	US$	revenue

	(in millions, except percentages)
Core commerce:
China commerce retail	176,559	71%	247,615	66%	332,750	46,993	65%
China commerce wholesale	7,164	3%	9,988	3%	12,427	1,755	3%
International commerce retail	14,216	6%	19,558	5%	24,323	3,435	5%
International commerce wholesale	6,625	2%	8,167	2%	9,594	1,355	2%
Cainiao logistics services	6,759	3%	14,885	4%	22,233	3,140	4%
Local consumer services	—	—	18,058	5%	25,440	3,593	5%
Others	2,697	1%	5,129	1%	9,337	1,319	2%
Total core commerce	214,020	86%	323,400	86%	436,104	61,590	86%
Cloud computing	13,390	5%	24,702	7%	40,016	5,651	8%
Digital media and entertainment(1)	19,564	8%	24,286	6%	29,094	4,109	5%
Innovation initiatives and others(1)	3,292	1%	4,456	1%	4,497	635	1%
Total	250,266	100%	376,844	100%	509,711	71,985	100%
(1)	Beginning on April 1, 2020, we reclassified revenue from our self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

Our monetization and profit model primarily consists of the following elements:

Core Commerce

Our core commerce segment is primarily comprised of our China commerce retail, China commerce wholesale, retail commerce – cross-border and global, wholesale commerce – cross-border and global, logistics services, local consumer services and others. The marketplaces of our core commerce business attract and retain a large number of consumers and merchants. We primarily generate revenue from merchants.

China Commerce Retail

We generate revenue from merchants by leveraging our data technology and consumer insights which enable brands and merchants to attract, retain and engage consumers, complete transactions, improve their branding, enhance operating efficiency, and offer various services.

The revenue model of our China commerce retail business is primarily performance-based marketing services that are typically set by market-based bidding systems. Revenue from this model primarily consists of customer management revenue, commission and other revenue. The following table sets forth the revenue from our China commerce retail business, in absolute amounts and as percentages of our total revenue, for the fiscal years presented:

	Year ended March 31,
	2018		2019		2020
		% of		% of			% of
	RMB	revenue	RMB	revenue	RMB	US$	revenue

	(in millions, except percentages)
China commerce retail
Customer management(1)	160,810	65%	207,531	55%	246,482	34,810	48%
Others	15,749	6%	40,084	11%	86,268	12,183	17%
Total	176,559	71%	247,615	66%	332,750	46,993	65%
(1)	Subsequent to March 31, 2020, we presented our commission revenue as part of customer management revenue in order to better reflect our value proposition to merchants on our platforms. Comparative figures were presented in the same manner accordingly.

Customer management

We derive a majority of our China commerce retail revenue from customer management, which primarily consists of:

●	P4P marketing services, where merchants primarily bid for keywords that match product or service listings appearing in search results through our online auction system on a cost-per-click, or CPC, basis. Whether and where the listing will be displayed, and the corresponding prices for the display are determined by the algorithm of our online auction system based on a number of factors with various weights and through a market-based bidding mechanism.
●	In-feed marketing services, where merchants primarily bid to market to groups of consumers with similar profiles that match product or service listings appearing in browser results through our online auction system on a cost-per-click, or CPC, basis. Whether and where the listing will be displayed, and the corresponding prices for the display are determined by the algorithm of our online auction system based on a number of factors with various weights and through a market-based bidding mechanism.
●	Display marketing services, where merchants bid for display positions at fixed prices or prices established by a market-based bidding system on a cost-per-thousand impression, or CPM, basis.

In addition to the above-mentioned P4P marketing services, in-feed marketing services and display marketing services directly provided on our marketplaces, we also provide these services through collaboration with other third-party marketing affiliates. These third parties are primarily third-party online media, such as search engines, news feeds and video entertainment websites and mobile apps. These third-party online media enter into agreements with us to connect their designated online resources to our online auction system so that the merchants’ listings or other marketing information can be displayed on those third-party online resources.

●	Commissions on transactions, where merchants pay a commission based on a percentage of transaction value generated on Tmall and certain other marketplaces. The commission percentages typically range from 0.3% to 5.0% depending on the product category.

●	Taobaoke program, where we collaborate with shopping guide platforms, medium- and small-sized websites and mobile apps, individuals and other third parties, collectively “Taobaokes,” to offer marketing services. Taobaokes display the marketing information of our merchants on their media which facilitate our merchants to market and transact. Merchants pay commissions to the Taobaokes based on a percentage of transaction value generated from users under the Taobaoke program. Commissions to the Taobaokes are set by the merchants.

Others

Other revenue from our China commerce retail is primarily generated by our New Retail and direct sales businesses, mainly Freshippo, Tmall Supermarket, direct import and Intime, and primarily consists of revenue from product sales, commissions on transactions and software service fees.

China Commerce Wholesale

We generate revenue from our China commerce wholesale business primarily through membership fees, value-added services and customer management services. Revenue from membership fees are primarily fixed annual fees from the sale of China TrustPass memberships for paying members to reach customers, provide quotations and transact. Paying members may also purchase additional value-added services, such as premium data analytics and upgraded storefront management tools, the prices of which are determined based on the types and duration of the value-added services. Revenue from customer management services is primarily derived from P4P marketing services.

International Commerce Retail

We generate revenue from our international commerce retail businesses primarily through direct sales, commissions, logistics and customer management services from Lazada and AliExpress. Merchants pay a commission based on a percentage of the transaction value they generate, mainly on AliExpress. The commissions on AliExpress are typically 5% to 8% of the transaction value. In addition, we generate revenue from logistics services provided by Lazada and customer management services, primarily from AliExpress’s collaboration with third-party websites and mobile apps.

International Commerce Wholesale

We generate revenue from our wholesale commerce – cross-border and global primarily through membership fees, value-added services and customer management services. Revenue from membership fees are primarily fixed annual fees from the sale of Gold Supplier memberships for paying members to reach customers, provide quotations and transact. Revenue from value-added services primarily consists of fees for services such as customs clearance services, the prices of which are determined based on the types, usage and duration of the value-added services. Revenue from customer management services is primarily derived from P4P marketing services.

Logistics Services

We charge merchants and third-party logistics service providers fees based on the number of contracted orders completed and other value-added services we provide.

Local Consumer Services

We generate revenue from local consumer services primarily through platform commissions and on-demand delivery service fees by Ele.me.

Cloud Computing

We primarily generate cloud computing revenue from enterprise customers based on the duration and usage of the services.

Digital Media and Entertainment

Revenue from digital media and entertainment business is primarily comprised of customer management services and membership subscription fees. Customer management services fees are generally generated from businesses and advertising agencies and the monetization model is substantially similar to the customer management services fees for our China commerce retail business. Membership subscription fees are mainly generated from paying consumers.

Innovation Initiatives and Others

In this segment we primarily generate revenue from consumers and enterprise customers. For example, Amap charges a software service fee to enterprise customers, and Tmall Genie generates revenue from product sale. Other revenue includes annual fees payable by Ant Group or its affiliates in relation to the SME loans business that we transferred to Ant Group in February 2015. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries.”

Factors Affecting Our Results of Operations

Our Ability to Create Value for Our Users and Generate Revenue. Our ability to create value for our users and generate revenue is driven by the factors described below:

●	Number and engagement of consumers. Consumers are attracted to our platforms by the breadth of curated products and services, personalized content and the interactive user experience these platforms offer. Our platforms include a comprehensive selection of product and service offerings as well as engaging content, such as recommendation feeds on our Taobao app and entertainment content on Youku. Consumers enjoy an engaging social experience by interacting with each other and with merchants, brands and key opinion leaders on our platforms. We leverage our data insights to further optimize the relevance of this rich content we provide to our users. The engagement of consumers in our digital economy is affected by our ability to continue to enhance and expand our product and service offerings and improve user experience.
●	Broader value offered to merchants, brands, retailers and other businesses. Merchants, brands, retailers and other businesses use our products and services to help them reach, acquire and retain customers, build brand awareness and engagement, complete transactions, and enhance their operating efficiency. We offer merchants and retailers a complete suite of services and tools, powered by our consumer insights, to help them effectively engage consumers, efficiently manage their operations and provide a seamless online and offline consumer experience. With our proprietary data and technologies, we also facilitate the digital transformation of traditional merchants and retailers. In addition, we empower businesses of different sizes across various industries through our comprehensive enterprise cloud service offerings.
●	Empowering data and technology. Our ability to engage consumers and empower merchants, brands, retailers and other businesses is affected by the breadth and depth of our consumer insights, such as the accuracy of our shopping recommendations and of our targeted marketing, and our technology capabilities and infrastructure, such as cloud computing, and our continued ability to develop scalable products and services that adapt to the quickly evolving industry trends and consumer preferences.

Operating Leverage of Our Business Model. Our primary business model has significant operating leverage and our digital economy enables us to realize structural cost savings. For example, Taobao Marketplace drives significant traffic to Tmall as Tmall product listings also appear on Taobao Marketplace search result pages. Furthermore, the large number of consumers on our marketplaces attracts a large number of merchants, who become customers for our customer management and storefront services. In addition, the vast consumer base of our digital economy presents cross-selling opportunities across our various platforms. For example, we can offer consumer services, such as Ele.me, and promote our digital media and entertainment services, including Youku, to consumers on our marketplaces. These network effects allow for lower traffic acquisition costs and provide synergies across our businesses.

Our Investment in User Base, Technology, People, Infrastructure, and Innovative Business Model. We have made, and will continue to make, significant investments in our platforms and digital economy to attract consumers and merchants, enhance user experience and expand the capabilities and scope of our platforms. We expect our investments will include expanding our core commerce offerings, implementing our New Retail initiatives, enhancing our cloud computing business, acquiring content and users to further develop our digital media and entertainment business, cultivating innovation initiatives and new technologies as well as executing our globalization strategy. Our operating leverage and margin levels enable us to continue to invest in our people, particularly engineers, scientists and product management personnel, as well as in our technology capabilities and infrastructure. Our investment in the above mentioned new and existing businesses has and will continue to lower our margins but we believe the investment will deliver overall long-term growth.

Strategic Investments and Acquisitions. We have made, and intend to make, strategic investments and acquisitions. We do not make investments and acquisitions for purely financial reasons. Our investment and acquisition strategy is focused on strengthening our digital economy, creating strategic synergies across our businesses, and enhancing our overall value. Our strategic investments and acquisitions may affect our future financial results, including our margins and our net income. For example, we expect that our acquisitions of Kaola, Youku, Lazada and controlling stakes in Cainiao Network and Ele.me and our privatization of Intime will have a negative effect on our financial results, at least in the short term. In addition, some of our acquisitions and investments may not be successful. We have incurred impairment charges in the past and may incur impairment charges in the future.

Recent Investment, Acquisition and Strategic Alliance Activities

In addition to organic growth, we have made, or have entered into agreements to make, strategic investments, acquisitions and alliances that are intended to further our strategic objectives. The financial results for these strategic transactions that were completed are reflected in our operating results beginning with the period of their respective completion. Investments in which we did not obtain control are generally accounted for under the equity method if we have significant influence over the investee through investment in common stock or in-substance common stock. Otherwise, investments are accounted for as investment securities based on our accounting policies over different categories of investments and merger and acquisition activities. For the details of our accounting policies for each category of our investments, see notes 2(d), 2(t) and 2(u) to our audited consolidated financial statements included in this annual report.

We have developed focused investment strategies, targeting to invest, acquire or form alliances that will either complement our existing businesses or drive innovation initiatives. For example, with the acquisition of Kaola, we aim to further implement our globalization strategies and better position us to achieve our vision for 2036. In some cases, we may take staged approach to our investment and acquisition strategy, by beginning with an initial minority investment followed by business cooperation. When the business results, cooperation and the overall relationship established with the management of the investee company show increasing value to our ongoing business strategy, we may increase our investment or acquire the investee company completely.

We have funded our strategic acquisitions and investments primarily from cash generated from our operations and through debt and equity financing. Our debt financing primarily consists of unsecured senior notes and bank borrowings, including an aggregate of US$8.0 billion unsecured senior notes issued in November 2014, of which US$3.55 billion was repaid in 2017 and 2019, an additional aggregate US$7.0 billion unsecured senior notes issued in December 2017, a five-year term loan facility of US$4.0 billion drawn down in fiscal year 2017, the maturity of which has been extended to May 2024 in May 2019, as well as a US$5.15 billion revolving credit facility which we have not yet drawn. Going forward, we expect to fund additional investments through cash generated from our operations and through debt and equity financing when opportunities arise in the future. Although we expect our margins to be negatively affected by acquisitions of target companies with lower or negative margins, such as our acquisitions and consolidations of Youku, Lazada, Intime, Cainiao Network, Ele.me and Kaola, we do not expect our investment activities to have any significant negative impact on our liquidity or operations. We believe acquired businesses operating at a loss do not detract from our total value because they bring clear strategic value to us in the long run. However, there can be no assurance that our future financial results would not be materially and adversely affected if our strategic investments and acquisitions are not successful. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Sustained investment in our business, strategic acquisitions and investments, as well as our focus on long-term performance, and on maintaining the health of our digital economy, may negatively affect our margins and our net income” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We face risks relating to our acquisitions, investments and alliances.”

Our significant strategic investments and acquisitions (including those that are under definitive agreement but have not closed) in fiscal year 2020 and the period through the date of this annual report are set forth below. For those investments and acquisitions described below that have not yet closed, there can be no assurance that the closing conditions will be satisfied in a timely manner or at all.

Core Commerce and New Retail

Alibaba Health Information Technology Limited, or Alibaba Health, our consolidated subsidiary that engages in pharmaceutical and healthcare product sales business, establishes Internet healthcare platforms and explores digital health using cloud computing and big data technologies, and is listed on the Hong Kong Stock Exchange. In April 2020, we transferred our business relating to certain pharmaceutical products, medical purpose food products, medical devices, adult products, healthcare products, medical and healthcare services and certain regulated health food products on the Tmall and/or Tmall Global platforms to Alibaba Health for an aggregate consideration of HK$8.1 billion (US$1.0 billion), which was settled through the issuance of approximately 861 million newly issued ordinary shares of Alibaba Health. Upon the completion of this transaction, our equity interest in Alibaba Health increased to approximately 60%.

Meinian Onehealth Healthcare Holdings Co., Ltd., or Meinian, offers health examination, health evaluation, health consulting, and other services and is listed on the Shenzhen Stock Exchange. In November to December 2019, we, together with Ant Group, acquired new and existing shares of Meinian, representing an approximately 14% equity interest in Meinian for a total cash consideration of RMB6,700 million (US$946 million).

HQG, Inc., or Kaola, an import e-commerce platform in China. In September 2019, we acquired a 100% equity interest in Kaola from NetEase, Inc. for an aggregate purchase price of US$1,874 million, comprising cash and approximately 14.3 million of our newly issued ordinary shares (equivalent to approximately 1.8 million ADSs) valued at US$316 million. With this acquisition, we aim to further elevate our import service and experience for Chinese consumers through synergies across the Alibaba digital economy.

Red Star Macalline Group Corporation Limited, or Red Star, a leading home improvement and furnishings shopping mall operator in China that is listed on both the Hong Kong Stock Exchange and the Shanghai Stock Exchange. In May 2019, we completed the subscription of exchangeable bonds issued by the controlling shareholder of Red Star for a cash consideration of RMB4,359 million (US$616 million). The exchangeable bonds have a term of five years and are exchangeable into ordinary shares of Red Star at an initial price of RMB12.28 per share. In addition, we acquired an approximately 2% equity interest in Red Star for a total consideration of HK$447 million (US$58 million).

Local Consumer Services

Local Services Holding Limited, or Local Services Holdco, our consolidated subsidiary that operates Ele.me (饿了么), a leading on-demand delivery and local services platform in China, and Koubei, one of China’s leading restaurant and local services guide platforms for in-store consumption. During fiscal year 2020 and through the date of this annual report, we acquired additional equity interest in Local Services Holdco for a cash consideration of US$1,800 million. Upon the completion of these transactions, our equity interest in Local Services Holdco was approximately 73%. Our local consumer services business is an important part of our consumer-facing platform, which leverages our massive consumer base to further penetrate the local consumer services market, increasing our ability to tap into China’s ongoing consumption upgrade.

Cloud Computing

China TransInfo Technology Co., Ltd., or China TransInfo, a China-based smart city infrastructure and service provider that is listed on the Shenzhen Stock Exchange, whose offerings include intelligent transportation operation services. In June 2019, we acquired a 15% equity interest in China TransInfo for a cash consideration of RMB3,595 million (US$508 million).

Logistics

STO Express Co., Ltd., or STO Express, one of the leading express delivery services companies in China that is listed on the Shenzhen Stock Exchange. In March 2019, we made a loan to the controlling shareholder of STO Express with a principal amount of RMB5.0 billion for a term of three years. The controlling shareholder of STO Express has pledged a portion of its equity interest in STO Express in relation to the loan. In July 2019, we acquired a 49% equity interest in an investment vehicle which holds a 29.9% equity interest in STO Express (equivalent to an effective equity interest of approximately 14.7% in STO Express) for a cash consideration of RMB4.7 billion (US$664 million). The investment vehicle was established by the controlling shareholder of STO Express, and we subsequently entered into an option agreement with this controlling shareholder. Under the terms of the agreement, we may elect to acquire an additional effective equity interest of approximately 31.3% in STO Express through exercise of call options for a total consideration of RMB10.0 billion (US$1.4 billion). We can exercise our options to acquire effective equity interests in STO Express at any time during a three-year period beginning on December 28, 2019.

Cainiao Network, our consolidated subsidiary that operates a logistics data platform and global fulfillment network that primarily leverage the capacity and capabilities of logistics partners. In September and November 2019, we purchased additional equity interest in Cainiao Network for a cash consideration of US$3,482 million. In June 2020, we purchased additional equity interest in Cainiao Network for a cash consideration of RMB3,921 million. Upon the completion of these transactions, our equity interest in Cainiao Network increased from approximately 51% to approximately 66%. We expect that Cainiao Network will help enhance the overall logistics experience for consumers and merchants across our digital economy, and enable greater efficiencies and lower costs in the logistics sector in China.

International Expansion

AliExpress Russia Holding Pte. Ltd., or AliExpress Russia Joint Venture, a joint venture set up by us, Mail.ru Group Limited, or Mail.ru Group, a leading Internet company in Russia, Public Joint Stock Company MegaFon, or MegaFon, a Russian mobile telecommunications operator and Joint Stock Company “Managing Company of Russian Direct Investment Fund,” or RDIF, a Russian sovereign wealth fund. In October 2019, we invested approximately US$100 million into the joint venture and contributed our AliExpress Russia businesses into the joint venture. The other shareholders of the joint venture also made cash and non-cash contributions to the joint venture pursuant to the transaction documents. We hold an approximately 56% equity interest and less-than-majority voting rights in the joint venture. In connection with the transaction, we also entered into an option agreement with another shareholder of the joint venture, allowing the transfer of equity interest in the joint venture between us and this shareholder in the future. As part of the transaction, we have also acquired a minority stake in Mail.ru Group. In connection with the establishment of the joint venture, we entered into a strategic cooperation agreement relating to, among other things, traffic and product initiatives.

Lazada, our consolidated subsidiary that operates a leading and fast-growing e-commerce platform in Southeast Asia for SMEs, regional and global brands. During fiscal year 2020 and through the date of this annual report, we made additional investments in Lazada amounting to an aggregate of US$2,306 million through acquisition of additional equity and capital injections. Upon the completion of these transactions, we held substantially all of the equity interest in Lazada.

Others

Banma Network Technology Co., Ltd., or Banma, a China-based intelligent car operating system and solution provider. We hold an approximately 36% effective equity interest in Banma on a fully diluted basis through an investment vehicle. In May 2020, we and other shareholders of Banma signed certain agreements relating to the restructuring of Banma, pursuant to which, in exchange for certain non-cash consideration, we will receive additional equity interest in Banma, resulting in an approximately 50% effective equity interest in Banma on a fully diluted basis upon the completion of the restructuring, which is subject to customary closing conditions.

Intangible Assets and Goodwill

When we make an acquisition, consideration that exceeds the fair value of the acquired assets and liabilities is allocated to intangible assets and goodwill. We have and will continue to incur amortization expenses as we amortize intangible assets over their estimated useful life on a straight-line basis. We do not amortize goodwill. We test intangible assets and goodwill periodically or whenever necessary for impairment, and any impairment may materially and adversely affect our financial condition and results of operations. Some of our acquisitions and investments may not be successful, and we may incur impairment charges in the future. It should further be noted that most of our businesses grouped under the digital media and entertainment segment, cloud computing segment, and innovation initiatives and others segment are still in the early stage of development. While these businesses were loss-making for the year ended March 31, 2020, we took a longer term view of the outlook of the businesses in our qualitative goodwill impairment assessments, and concluded that it is more likely than not that the fair value of the reporting units under these segments exceeded their carrying amount. For additional information, see “— Critical Accounting Policies and Estimates — Impairment Assessment on Goodwill and Intangible Assets” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We face risks relating to our acquisitions, investments and alliances.”

Components of Results of Operations

Revenue

The following table sets forth the principal components of our revenue for the periods indicated:

	Year ended March 31,
	2018		2019		2020
		% of		% of			% of
	RMB	revenue	RMB	revenue	RMB	US$	revenue

	(in millions, except percentages)
Core commerce:
China commerce retail	176,559	71%	247,615	66%	332,750	46,993	65%
China commerce wholesale	7,164	3%	9,988	3%	12,427	1,755	3%
International commerce retail	14,216	6%	19,558	5%	24,323	3,435	5%
International commerce wholesale	6,625	2%	8,167	2%	9,594	1,355	2%
Cainiao logistics services	6,759	3%	14,885	4%	22,233	3,140	4%
Local consumer services	—	—	18,058	5%	25,440	3,593	5%
Others	2,697	1%	5,129	1%	9,337	1,319	2%
Total core commerce	214,020	86%	323,400	86%	436,104	61,590	86%
Cloud computing	13,390	5%	24,702	7%	40,016	5,651	8%
Digital media and entertainment(1)	19,564	8%	24,286	6%	29,094	4,109	5%
Innovation initiatives and others(1)	3,292	1%	4,456	1%	4,497	635	1%
Total	250,266	100%	376,844	100%	509,711	71,985	100%
(1)	Beginning on April 1, 2020, we reclassified revenue from our self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

We generate most of our revenue from our core commerce segment. We also earn revenue from services associated with our cloud computing segment, digital media and entertainment segment as well as innovation initiatives and others segment. A substantial majority of our revenue is attributable to our businesses in China. See “— Our Monetization Model” for additional information regarding our revenue.

Cost of Revenue

The principal components of our cost of revenue include: cost of inventories; logistics costs; expenses associated with the operation of our mobile platforms and websites, such as depreciation and maintenance expenses for our servers and computers, call centers and other equipment, as well as bandwidth and co-location fees; salaries, bonuses, benefits and share-based compensation expense relating to customer service, mobile platform and platform operation personnel as well as payment processing consultants; content acquisition costs paid to third parties and production costs of original content for our online media properties; traffic acquisition costs paid to third-party marketing affiliates either at a fixed price or on a revenue-sharing basis; payment processing fees paid to Alipay or other financial institutions; and other miscellaneous costs.

Product Development Expenses

Product development expenses primarily include salaries, bonuses, benefits and share-based compensation expense for research and development personnel and other expenses that are directly attributable to the development of new technologies and products for our businesses, such as the development of the Internet infrastructure, applications, operating systems, software, databases and networks. We expense all of our product development costs as they are incurred.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of online and offline advertising expenses, promotion expenses, salaries, bonuses, benefits and share-based compensation expense for our employees engaged in sales and marketing functions, and sales commissions paid for membership and user acquisition for our marketplaces and platforms.

General and Administrative Expenses

General and administrative expenses consist mainly of salaries, bonuses, benefits and share-based compensation expense for our management and administrative employees, professional services fees, office facilities, other support overhead costs, provision for doubtful debts on receivables, charitable contributions, as well as non-recurring items, such as settlement of a U.S. federal class action lawsuit.

Interest and Investment Income, Net

Interest and investment income, net mainly consists of interest income, gain or loss on deemed disposals, disposals and revaluation of our long term equity investments and impairment of equity investments. We obtained control over Cainiao Network in fiscal year 2018 and Koubei and Alibaba Pictures in fiscal year 2019. We recognized gains of RMB22.4 billion in fiscal year 2018 and RMB27.8 billion in fiscal year 2019 from the revaluation of our previously held equity interest in Cainiao Network, Koubei and Alibaba Pictures. In fiscal year 2020, we recognized one-time gains of RMB71.6 billion (US$10.1 billion) and RMB10.3 billion (US$1.5 billion) in relation to the receipt of the 33% equity interest in Ant Group and our contribution of the AliExpress Russia business into a joint venture we set up with Russian partners, which resulted in our deconsolidation of these businesses, respectively. The gain related to the 33% equity interest in Ant Group resulted from the transfer of certain intellectual property rights and assets to Ant Group as set forth under the 2014 transaction agreements and the basis difference determined based on our share of Ant Group’s net assets, net of its corresponding deferred tax effect.

Interest Expense

Our interest expense is comprised of interest payments and amortization of upfront fees and incidental charges primarily associated with our US$8.0 billion unsecured senior notes issued in November 2014, of which US$3.55 billion was repaid in 2017 and 2019, the US$4.0 billion five-year term loan facility drawn down in fiscal year 2017 and an additional aggregate of US$7.0 billion unsecured senior notes issued in December 2017. In addition, in April 2017, we obtained a new US$5.15 billion revolving credit facility, which we have not yet drawn as of the date of this annual report. Interest expense in fiscal year 2019 was RMB5,190 million, an increase of 46% compared to RMB3,566 million in fiscal year 2018. The increase was primarily due to an increase in average debt outstanding in fiscal year 2019 as compared to fiscal year 2018, reflecting primarily an additional US$7.0 billion of unsecured senior notes issued in December 2017.

Other Income, Net

Other income, net, primarily consists of royalty fees and software technology service fees paid by Ant Group, exchange gain or loss, as well as government grants. Ant Group pays us royalty fees and software technology service fees pursuant to an intellectual property and software technology services agreement, as amended in August 2014, or the 2014 IPLA. Exchange gain or loss, arising from our operations and treasury management activities, recognized in our income statement is largely a result of appreciation or depreciation of RMB, respectively. Government grants primarily relate to grants by central and local governments in connection with our contributions to technology development and investments in local business districts. These grants may not be recurring in nature, and we recognize the income when the grants are received and no further conditions need to be met. Following our receipt of the 33% equity interest in Ant Group in September 2019, the profit share payments, consisting of the abovementioned royalty fee and software technology service fee paid by Ant Group, have terminated. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Our Commercial Arrangements with Ant Group and Alipay — Alipay Intellectual Property License and Software Technology Services Agreement” for further information on the arrangements between us and Ant Group.

Income Tax Expense

Our income tax expense is comprised primarily of current tax expense, mainly attributable to certain profitable subsidiaries in China, and deferred tax expense, mainly including withholding tax on dividends to be distributed by our major subsidiaries operating in China.

Taxation

Cayman Islands Tax

Under Cayman Islands law, our company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

Hong Kong Profits Tax

Our company’s subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% in fiscal years 2018, 2019 and 2020.

PRC Income Tax

Under the PRC Enterprise Income Tax Law, or EIT Law, the standard enterprise income tax rate is 25%.

Entities qualifying as High and New Technology Enterprises enjoy a preferential tax rate of 15%. Entities recognized as Software Enterprises are exempt from the EIT for two years beginning from their first profitable calendar year and are entitled to a 50% reduction in EIT for the following three calendar years. Furthermore, entities recognized as Key Software Enterprises within the PRC national plan enjoy a preferential EIT rate of 10%.

Certain subsidiaries received the above preferential tax treatments during calendar years 2017, 2018, 2019 and 2020. Three of our subsidiaries in China, Alibaba (China) Technology Co. Ltd., Taobao (China) Software Co. Ltd., and Zhejiang Tmall Technology Co. Ltd., which are our wholly-owned entities primarily involved in the operations of wholesale marketplaces, Taobao Marketplace and Tmall, respectively, were recognized as Key Software Enterprises in calendar years of 2017 and 2018 and they were subject to an EIT rate of 10%.

Key Software Enterprise (KSE) status is subject to review by the relevant authorities every year and the timing of annual review and notification by the relevant authorities may vary from year to year. The related reduction in tax expense as a result of official notification confirming KSE status is accounted for upon receipt of such notification. The annual review and notification relating to the renewal of the KSE status for the calendar year of 2019 had not yet been obtained as of March 31, 2020. Accordingly, Alibaba (China) Technology Co. Ltd., Taobao (China) Software Co. Ltd. and Zhejiang Tmall Technology Co. Ltd. continued to apply an EIT rate of 15% as High and New Technology Enterprises for the calendar year of 2019.

VAT and Other Levies

Our major PRC subsidiaries are subject to VAT on revenue earned for our services under a national VAT reform program. In general, the applicable VAT rate on the revenue earned for services is 6% with companies entitled to credit VAT paid on certain purchases against VAT on sales. Revenue is recognized net of VAT in our consolidated income statement.

PRC Withholding Tax

Pursuant to the EIT Law, a 10% withholding tax is generally levied on dividends declared by companies in China to their non-resident enterprise investors. A lower withholding tax rate of 5% is applicable for direct foreign investors incorporated in Hong Kong with at least 25% equity interest in the PRC company and meeting the relevant conditions or requirements pursuant to the tax arrangement between mainland China and Hong Kong S.A.R. As the equity holders of our major subsidiaries in China are qualified Hong Kong incorporated companies, our deferred tax liabilities for distributable earnings are calculated at a 5% withholding tax rate. As of March 31, 2020, we have fully accrued the withholding tax on the earnings distributable by all of our subsidiaries in China, except for those being reserved for permanent reinvestment in China of RMB107.2 billion (US$15.1 billion).

Share-based Compensation

We have various equity incentive plans pursuant to which the employees, consultants and directors of our company and/or certain other companies, such as Ant Group, are awarded RSUs, restricted shares or granted options to acquire our ordinary shares. We believe share-based awards are vital to attract, incentivize and retain our employees and consultants. In addition to on-hire grants for new recruits above a specific job level, we also make performance grants on an annual basis and promotion grants on a semi-annual basis to our top performing employees. RSUs and options granted in the above categories are generally subject to a four-year vesting schedule. Depending on the nature and the purpose of the grant, RSUs and options generally vest 25% upon the first anniversary of the vesting commencement date or 50% upon the second anniversary of the vesting commencement date, and thereafter 25% every year. Certain RSUs and options granted to our senior management members are subject to a six-year vesting schedule. We believe share-based awards are the appropriate tool to align the interests of the grantees with those of our shareholders.

In addition, since March 2014, Junhan has granted share-based awards linked to the valuation of Ant Group to certain of our employees, and since April 2018 and July 2019, Ant Group has granted RSU awards and share appreciation rights to certain of our employees respectively. The awards granted by Junhan will be settled by Junhan upon disposal of these awards by the holders. The awards granted by Ant Group will be settled by Ant Group upon vesting or exercise of these awards. These awards are generally subject to a four-year vesting schedule as determined by the administrator of the plan. Depending on the nature and the purpose of the grant, these awards generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% every year thereafter. Certain awards granted to our senior management members are subject to a six-year vesting schedule. We had no obligation to reimburse Junhan and Ant Group for the cost associated with the awards granted during all the periods presented. In June 2020, the parties entered into equity-based awards grant and settlement agreements pursuant to which the parties will settle with each other the cost associated with the awards that will be granted to each other’s employees. The payment amounts will depend on the relative values of the awards to be granted in the future. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transaction — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Equity-based Award Arrangements.”

We recognized share-based compensation expense of RMB20,075 million, RMB37,491 million and RMB31,742 million (US$4,483 million) in fiscal years 2018, 2019 and 2020, respectively, representing 8%, 10% and 6% of our revenue in those respective periods. The following table sets forth an analysis of share-based compensation expense by function for the periods indicated.

	Year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in millions)
Cost of revenue	5,505	8,915	7,322	1,034
Product development expenses	7,374	15,378	13,654	1,928
Sales and marketing expenses	2,037	4,411	3,830	541
General and administrative expenses	5,159	8,787	6,936	980
Total	20,075	37,491	31,742	4,483

Share-based compensation expense decreased in fiscal year 2020 as compared to fiscal year 2019. It was because during fiscal year 2019, Ant Group completed an equity financing at a higher valuation, which required us to recognize the increase in value of these awards. The decrease was partially offset by the general increase in the average fair market value of the awards granted by Alibaba Group, the increase in share-based awards granted by our subsidiaries and the impact arising from the cash settlement of such awards in this year. The following table sets forth an analysis of share-based compensation expense by type of awards:

	Year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in millions)
Alibaba Group share-based awards(1)	16,870	22,727	26,216	3,703
Ant Group share-based awards granted to our employees(2)	2,278	12,855	1,261	178
Others(3)	927	1,909	4,265	602
Total share-based compensation expense	20,075	37,491	31,742	4,483
(1)	This includes awards granted to our employees, employees of Ant Group and other consultants. Awards granted to nonemployees were subject to mark-to-market accounting treatment until March 31, 2019. Beginning on April 1, 2019, we adopted ASU 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” under U.S. GAAP. As a result of adopting this new accounting update, these awards are no longer subject to mark-to-market accounting treatment. Commencing upon the receipt of the 33% equity interest in Ant Group on September 23, 2019, the expense relating to Alibaba Group share-based awards granted to Ant Group employees are recognized in share of results of equity investees.
(2)	Awards subject to mark-to-market accounting treatment.
(3)	Others primarily relate to share-based awards underlying the equity of our subsidiaries.

The expense arising from share-based awards relating to Ant Group granted to our employees represents a non-cash charge that did not result in any economic costs or equity dilution to our shareholders. We believe that the grant of these equity awards to our employees will encourage mutually beneficial cooperation between us and Ant Group.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of our shares, our subsidiaries’ share-based awards and the quantity of awards we grant to our employees and consultants in the future. Furthermore, we expect that our share-based compensation expense will continue to be affected by any future changes in the valuation of Ant Group. See “— Critical Accounting Policies and Estimates — Share-based Compensation Expense and Valuation of the Underlying Awards” for additional information regarding our share-based compensation expense.

Results of Operations

The following table sets out our consolidated results of operations for the periods indicated:

	Year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in millions, except per share data)
Revenue
Core commerce	214,020	323,400	436,104	61,590
Cloud computing	13,390	24,702	40,016	5,651
Digital media and entertainment(1)	19,564	24,286	29,094	4,109
Innovation initiatives and others(1)	3,292	4,456	4,497	635
Total	250,266	376,844	509,711	71,985
Cost of revenue	(107,044)	(206,929)	(282,367)	(39,878)
Product development expenses	(22,754)	(37,435)	(43,080)	(6,085)
Sales and marketing expenses	(27,299)	(39,780)	(50,673)	(7,156)
General and administrative expenses	(16,241)	(24,889)	(28,197)	(3,982)
Amortization and impairment of intangible assets	(7,120)	(10,727)	(13,388)	(1,891)
Impairment of goodwill	(494)	—	(576)	(81)
Income from operations	69,314	57,084	91,430	12,912
Interest and investment income, net	30,495	44,106	72,956	10,303
Interest expense	(3,566)	(5,190)	(5,180)	(731)
Other income, net	4,160	221	7,439	1,051
Income before income tax and share of results of equity investees	100,403	96,221	166,645	23,535
Income tax expenses	(18,199)	(16,553)	(20,562)	(2,904)
Share of results of equity investees	(20,792)	566	(5,733)	(810)
Net income	61,412	80,234	140,350	19,821
Net loss attributable to noncontrolling interests	2,681	7,652	9,083	1,283
Net income attributable to Alibaba Group Holding Limited	64,093	87,886	149,433	21,104
Accretion of mezzanine equity	(108)	(286)	(170)	(24)
Net income attributable to ordinary shareholders	63,985	87,600	149,263	21,080
Earnings per share attributable to ordinary shareholders:(2)
Basic	3.13	4.24	7.10	1.00
Diluted	3.06	4.17	6.99	0.99
Earnings per ADS attributable to ordinary shareholders:(2)
Basic	25.06	33.95	56.82	8.02
Diluted	24.51	33.38	55.93	7.90
(1)	Beginning on April 1, 2020, we reclassified revenue from our self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.
(2)	Each ADS represents eight Shares. For the years ended March 31, 2018 and 2019, earnings per share has been retrospectively adjusted for the Share Split that became effective on July 30, 2019.

	Year ended
	March 31,
	2018	2019	2020
	%	%	%
	(as percentage of
	revenue)
Revenue
Core commerce	86	86	86
Cloud computing	5	7	8
Digital media and entertainment	8	6	5
Innovation initiatives and others	1	1	1
Total	100	100	100
Cost of revenue	(43)	(55)	(55)
Product development expenses	(9)	(10)	(9)
Sales and marketing expenses	(11)	(11)	(10)
General and administrative expenses	(6)	(6)	(5)
Amortization and impairment of intangible assets	(3)	(3)	(3)
Impairment of goodwill	—	—	—
Income from operations	28	15	18
Interest and investment income, net	12	12	15
Interest expense	(1)	(1)	(1)
Other income, net	1	—	1
Income before income tax and share of results of equity investees	40	26	33
Income tax expenses	(7)	(5)	(4)
Share of results of equity investees	(8)	—	(1)
Net income	25	21	28
Net loss attributable to noncontrolling interests	1	2	1
Net income attributable to Alibaba Group Holding Limited	26	23	29
Accretion of mezzanine equity	—	—	—
Net income attributable to ordinary shareholders	26	23	29

Segment Information for Fiscal Years 2018, 2019 and 2020

The table below sets forth certain financial information of our operating segments for the periods indicated:

	Year ended March 31, 2020
			Digital media	Innovation
	Core	Cloud	and	initiatives
	commerce	computing	entertainment(1)	and others(1)	Unallocated(2)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except percentages)
Revenue	436,104	40,016	29,094	4,497	—	509,711	71,985
Income (loss) from operations	138,631	(7,016)	(15,389)	(12,499)	(12,297)	91,430	12,912
Add: Share-based compensation expense	15,427	5,577	2,566	3,928	4,244	31,742	4,483
Add: Amortization and impairment of intangible assets	11,742	25	1,377	86	158	13,388	1,891
Add: Impairment of goodwill	—	—	—	—	576	576	81
Adjusted EBITA	165,800	(1,414)	(11,446)	(8,485)	(7,319)	137,136	19,367
Adjusted EBITA margin	38%	(4)%	(39)%	(189)%		27%

	Year ended March 31, 2019
			Digital media	Innovation
	Core	Cloud	and	initiatives
	commerce	computing	entertainment(1)	and others(1)	Unallocated(2)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB

	(in millions, except percentages)
Revenue	323,400	24,702	24,286	4,456	—	376,844
Income (loss) from operations	109,312	(5,508)	(20,523)	(11,318)	(14,879)	57,084
Add: Share-based compensation expense	17,694	4,332	3,035	5,727	6,703	37,491
Add: Amortization of intangible assets	9,161	18	1,262	50	236	10,727
Add: Settlement of U.S. federal class action lawsuit(3)	—	—	—	—	1,679	1,679
Adjusted EBITA	136,167	(1,158)	(16,226)	(5,541)	(6,261)	106,981
Adjusted EBITA margin	42%	(5)%	(67)%	(124)%		28%

	Year ended March 31, 2018
			Digital media	Innovation
	Core	Cloud	and	initiatives and
	commerce	computing	entertainment(1)	others(1)	Unallocated(2)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB

	(in millions, except percentages)
Revenue	214,020	13,390	19,564	3,292	—	250,266
Income (loss) from operations	102,743	(3,085)	(14,345)	(6,696)	(9,303)	69,314
Add: Share-based compensation expense	8,466	2,274	2,165	3,684	3,486	20,075
Add: Amortization of intangible assets	2,891	12	3,693	198	326	7,120
Add: Impairment of goodwill	—	—	—	—	494	494
Adjusted EBITA	114,100	(799)	(8,487)	(2,814)	(4,997)	97,003
Adjusted EBITA margin	53%	(6)%	(43)%	(85)%		39%
(1)	Beginning on April 1, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.
(2)	Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.
(3)	For a description of the relevant U.S. federal class action lawsuit and settlement, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings.”

Comparison of Fiscal Years 2019 and 2020

Revenue

	Year ended March 31,
	2019	2020
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Core commerce:
China commerce retail	247,615	332,750	46,993	34%
China commerce wholesale	9,988	12,427	1,755	24%
International commerce retail	19,558	24,323	3,435	24%
International commerce wholesale	8,167	9,594	1,355	17%
Cainiao logistics services	14,885	22,233	3,140	49%
Local consumer services	18,058	25,440	3,593	41%
Others	5,129	9,337	1,319	82%
Total core commerce	323,400	436,104	61,590	35%
Cloud computing	24,702	40,016	5,651	62%
Digital media and entertainment(1)	24,286	29,094	4,109	20%
Innovation initiatives and others(1)	4,456	4,497	635	1%
Total revenue	376,844	509,711	71,985	35%
(1)	Beginning on April 1, 2020, we reclassified revenue from our self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

Total revenue increased by 35% from RMB376,844 million in fiscal year 2019 to RMB509,711 million (US$71,985 million) in fiscal year 2020. The increase was mainly driven by the robust revenue growth of our China commerce retail business and cloud computing.

Core commerce segment

China commerce retail

	Year ended March 31,
	2019	2020
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Revenue
China commerce retail business
Customer management(1)	207,531	246,482	34,810	19%
Others(2)	40,084	86,268	12,183	115%
Total	247,615	332,750	46,993	34%
(1)	Subsequent to March 31, 2020, we presented our commission revenue as part of customer management revenue in order to better reflect our value proposition to merchants on our platforms. Comparative figures were presented in the same manner accordingly.
(2)	“Others” revenue under China commerce retail business is primarily generated by our New Retail and direct sales businesses, comprising mainly Freshippo, Tmall Supermarket, direct import and Intime.

Revenue from our China commerce retail business in fiscal year 2020 was RMB332,750 million (US$46,993 million), an increase of 34% compared to RMB247,615 million in fiscal year 2019. Revenue from our China retail marketplaces continued to see strong growth. Customer management revenue grew 19% year-over-year, primarily due to an increase in the volume of paid clicks and an increase in the average unit price per click, as well as the strong 23% year-over-year growth of Tmall online physical goods GMV, excluding unpaid orders.

“Others” revenue in fiscal year 2020 was RMB86,268 million (US$12,183 million), a significant increase compared to RMB40,084 million in fiscal year 2019, primarily driven by contributions from direct sales businesses, including Tmall Supermarket and Freshippo, as well as our consolidation of Kaola starting in September 2019.

We expect that the proportion of revenue of our direct sales businesses will continue to increase as we further implement our New Retail strategy.

China commerce wholesale

Revenue from our China commerce wholesale business in fiscal year 2020 was RMB12,427 million (US$1,755 million), an increase of 24% compared to RMB9,988 million in fiscal year 2019. The increase was primarily due to an increase in average revenue from paying members on 1688.com, our domestic wholesale marketplace, as well as an increase in revenue from Lingshoutong, a digital sourcing platform that connects FMCG brand manufacturers and their distributors directly to local mom-and-pop stores in China.

International commerce retail

Revenue from our international commerce retail business in fiscal year 2020 was RMB24,323 million (US$3,435 million), an increase of 24% compared to RMB19,558 million in fiscal year 2019. The increase was primarily due to an increase in revenue from Lazada and Trendyol (which we consolidated in July 2018), as well as an increase in revenue from AliExpress.

International commerce wholesale

Revenue from our international commerce wholesale business in fiscal year 2020 was RMB9,594 million (US$1,355 million), an increase of 17% compared to RMB8,167 million in fiscal year 2019. The increase was primarily due to an increase in the number of paying members on Alibaba.com, our global wholesale marketplace.

Cainiao logistics services

Revenue from Cainiao Network’s logistics services, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after elimination of inter-company transactions, was RMB22,233 million (US$3,140 million) in fiscal year 2020, an increase of 49% compared to RMB14,885 million in fiscal year 2019, primarily due to the increase in the volume of orders fulfilled from our fast growing cross-border and international commerce retail businesses.

Local consumer services

Revenue from local consumer services, which primarily represents platform commissions, fees from provision of delivery services and other services provided by our on-demand delivery and local services platform Ele.me, was RMB25,440 million (US$3,593 million) in fiscal year 2020, an increase of 41% compared to RMB18,058 million in fiscal year 2019, primarily due to an increase in volume of orders delivered and an increase in average order value.

Cloud computing segment

Revenue from our cloud computing business in fiscal year 2020 was RMB40,016 million (US$5,651 million), an increase of 62% compared to RMB24,702 million in fiscal year 2019, primarily driven by increased revenue contributions from both our public cloud and hybrid cloud businesses.

Digital media and entertainment segment

Revenue from our digital media and entertainment business in fiscal year 2020 was RMB29,094 million (US$4,109 million), an increase of 20% compared to RMB24,286 million in fiscal year 2019. The increase was primarily due to our consolidation of Alibaba Pictures starting in March 2019, as well as an increase in revenue from online games.

Innovation initiatives and others segment

Revenue from innovation initiatives and others in fiscal year 2020 was RMB4,497 million (US$635 million), an increase of 1% compared to RMB4,456 million in fiscal year 2019.

Cost of Revenue

	Year ended March 31,
	2019	2020
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Cost of revenue	206,929	282,367	39,878	36%
Percentage of revenue	55%	55%
Share-based compensation expense included in cost of revenue	8,915	7,322	1,034	(18)%
Percentage of revenue	2%	1%
Cost of revenue excluding share-based compensation expense	198,014	275,045	38,844	39%
Percentage of revenue	53%	54%

Our cost of revenue increased by 36% from RMB206,929 million in fiscal year 2019 to RMB282,367 million (US$39,878 million) in fiscal year 2020. The increase was primarily due to an increase of RMB42,954 million in cost of inventory in relation to our New Retail and direct sales businesses, an increase of RMB15,994 million in logistics costs in relation to the fulfillment and delivery services for our retail marketplaces and local consumer service businesses, and an increase of RMB8,302 million in depreciation expenses and bandwidth and co-location fees as a result of our investments in our cloud computing and core commerce businesses. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 53% in fiscal year 2019 to 54% in fiscal year 2020. The increase was primarily due to an increase in revenue mix shift towards direct sales businesses such as Tmall Supermarket and New Retail, which resulted in increased cost of inventory, as well as our consolidation of Kaola, partly offset by a decrease in content cost by Youku and efficiency gains from our technology and infrastructure. As we continue to invest in New Retail and direct sales businesses, globalization, local consumer service, user acquisition, user experience and infrastructure, we expect our cost of revenue will increase in absolute dollar amounts and will likely increase as a percentage of revenue.

Product Development Expenses

	Year ended March 31,
	2019	2020
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Product development expenses	37,435	43,080	6,085	15%
Percentage of revenue	10%	9%
Share-based compensation expense included in product development expenses	15,378	13,654	1,928	(11)%
Percentage of revenue	4%	3%
Product development expenses excluding share-based compensation expense	22,057	29,426	4,157	33%
Percentage of revenue	6%	6%

Our product development expenses increased by 15% from RMB37,435 million in fiscal year 2019 to RMB43,080 million (US$6,085 million) in fiscal year 2020. The increase was primarily due to an increase in payroll and benefits expenses. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 6% in fiscal year 2020 and 2019. We expect our product development expenses will increase in absolute amounts and may increase as a percentage of revenue, as we increase our investments in technology, research and development.

Sales and Marketing Expenses

	Year ended March 31,
	2019	2020
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Sales and marketing expenses	39,780	50,673	7,156	27%
Percentage of revenue	11%	10%
Share-based compensation expense included in sales and marketing expenses	4,411	3,830	541	(13)%
Percentage of revenue	2%	1%
Sales and marketing expenses excluding share-based compensation expense	35,369	46,843	6,615	32%
Percentage of revenue	9%	9%

Our sales and marketing expenses increased by 27% from RMB39,780 million in fiscal year 2019 to RMB50,673 million (US$7,156 million) in fiscal year 2020. The increase was primarily due to an increase in marketing and promotional spending for user acquisition that led to the increase in annual active consumers and MAUs in fiscal year 2020. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have remained stable at 9% in fiscal year 2020 and 2019. We expect our sales and marketing expenses will increase in absolute amounts and may increase as a percentage of revenue as we continue to invest in marketing and promotion.

General and Administrative Expenses

	Year ended March 31,
	2019	2020
	RMB	RMB	US$	% Change

	(in millions, except percentages)
General and administrative expenses	24,889	28,197	3,982	13%
Percentage of revenue	6%	5%
Share-based compensation expense included in general and administrative expenses	8,787	6,936	980	(21)%
Percentage of revenue	2%	1%
General and administrative excluding share-based compensation expense	16,102	21,261	3,002	32%
Percentage of revenue	4%	4%

Our general and administrative expenses increased by 13% from RMB24,889 million in fiscal year 2019 to RMB28,197 million (US$3,982 million) in fiscal year 2020. The increase was primarily due to an increase in provision for doubtful debts on receivables and an increase in payroll and benefits expenses, partly offset by settlement of a U.S. federal class action lawsuit of US$250 million in fiscal year 2019. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have remained stable at 4% in fiscal year 2020 and 2019.

Amortization and impairment of Intangible Assets

	Year ended March 31,
	2019	2020
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Amortization and impairment of intangible assets	10,727	13,388	1,891	25%
Percentage of revenue	3%	3%

Amortization and impairment of intangible assets increased by 25% from RMB10,727 million in fiscal year 2019 to RMB13,388 million (US$1,891 million) in fiscal year 2020. This increase was primarily due to the full year impact of the amortization of intangible assets acquired from business combinations of Koubei in December 2018. As we consolidate newly acquired businesses, we expect that our amortization of intangible assets will increase in the future.

Income from Operations and Operating Margin

	Year ended March 31,
	2019	2020
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Income from operations	57,084	91,430	12,912	60%
Percentage of revenue	15%	18%
Share-based compensation expense included in income from operations	37,491	31,742	4,483	(15)%
Percentage of revenue	10%	6%
Settlement of U.S. federal class action lawsuit(1)	1,679	—	—	N/A
Percentage of revenue	0%	—
Income from operations excluding share-based compensation expense and settlement of U.S. federal class action lawsuit(1)	96,254	123,172	17,395	28%
Percentage of revenue	25%	24%
(1)	For a description of the relevant U.S. federal class action lawsuit and settlement, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings.”

Our income from operations increased by 60% from RMB57,084 million, or 15% of revenue, in fiscal year 2019 to RMB91,430 million (US$12,912 million), or 18% of revenue, in fiscal year 2020. Without the effect of share-based compensation expense and settlement of the U.S. federal class action lawsuit, our income from operations would have increased by 28% from RMB96,254 million, or 25% of revenue in fiscal year 2019 to RMB123,172 million (US$17,395 million), or 24% of revenue in fiscal year 2020.

Adjusted EBITA and adjusted EBITA margin

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “— Segment Information for Fiscal Years 2018, 2019 and 2020” above for a reconciliation of income from operations to adjusted EBITA.

	Year ended March 31,
	2019		2020
		% of Segment			% of Segment
	RMB	Revenue	RMB	US$	Revenue

	(in millions, except percentages)
Core commerce	136,167	42%	165,800	23,415	38%
Cloud computing	(1,158)	(5)%	(1,414)	(199)	(4)%
Digital media and entertainment(1)	(16,226)	(67)%	(11,446)	(1,617)	(39)%
Innovation initiatives and others(1)	(5,541)	(124)%	(8,485)	(1,198)	(189)%
(1)	Beginning on April 1, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

Core commerce segment

Adjusted EBITA increased by 22% to RMB165,800 million (US$23,415 million) in fiscal year 2020, compared to RMB136,167 million in fiscal year 2019, primarily due to an increase in marketplace-based core commerce adjusted EBITA to RMB192,771 million (US$27,224 million). Adjusted EBITA margin decreased from 42% in fiscal year 2019 to 38% in fiscal year 2020 primarily due to a continuing revenue mix shift towards self-operated New Retail and direct sales businesses, where revenue is recorded on a gross basis, including the cost of inventory, as well as the effects of our consolidation of Kaola. We expect that our core commerce adjusted EBITA margin will continue to be affected by the pace of our investments in new businesses and by a continuing revenue mix shift to self-operated New Retail and direct sales businesses.

Cloud computing segment

Adjusted EBITA in fiscal year 2020 was a loss of RMB1,414 million (US$199 million), compared to a loss of RMB1,158 million in fiscal year 2019. Adjusted EBITA margin improved to negative 4% in fiscal year 2020 from negative 5% in fiscal year 2019.

Digital media and entertainment segment

Adjusted EBITA in fiscal year 2020 was a loss of RMB11,446 million (US$1,617 million), compared to a loss of RMB16,226 million in fiscal year 2019. Adjusted EBITA margin improved to negative 39% in fiscal year 2020 from negative 67% in fiscal year 2019, primarily due to reduced content cost by Youku as a result of our more disciplined content spending policy.

Innovation initiatives and others segment

Adjusted EBITA in fiscal year 2020 was a loss of RMB8,485 million (US$1,198 million), compared to a loss of RMB5,541 million in fiscal year 2019. The increase in adjusted EBITA loss was primarily due to the increased loss from DingTalk and other new business initiatives, as well as our investments in technological research and innovation.

Interest and Investment Income, Net

Our interest and investment income, net, increased from RMB44,106 million in fiscal year 2019 to RMB72,956 million (US$10,303 million) in fiscal year 2020. In fiscal year 2020, we recognized one-time gains of RMB71.6 billion (US$10.1 billion) and RMB10.3 billion (US$1.5 billion) in relation to the receipt of the 33% equity interest in Ant Group and our deconsolidation of the AliExpress Russia businesses, respectively. In fiscal year 2019, we recognized one-time gains of RMB22.0 billion and RMB5.8 billion arising from the revaluation of our previously held equity interest in Koubei and Alibaba Pictures when we obtained control over these businesses in December 2018 and March 2019, respectively. The increase in one-time gains in fiscal year 2020 was partly offset by net losses arising from changes in the fair values of our equity investments, compared to net gains recorded on such fair value changes in fiscal year 2019.

The above-mentioned gains and losses were excluded from our non-GAAP net income.

Interest Expense

Our interest expense was RMB5,180 million (US$731 million) in fiscal year 2020, compared to RMB5,190 million in fiscal year 2019.

Other Income, Net

Our other income, net in fiscal year 2020 was RMB7,439 million (US$1,051 million), compared to RMB221 million in fiscal year 2019. The increase was primarily due to an increase in royalty fees and software technology service fees from Ant Group and a decrease in exchange loss. Royalty fees and software technology service fees under our profit sharing arrangement with Ant Group amounted to RMB3,835 million (US$542 million) in fiscal year 2020, as compared to RMB517 million in fiscal year 2019. The profit sharing arrangement was terminated in September 2019 upon our receipt of the 33% equity interest in Ant Group.

Income Tax Expenses

Our income tax expenses increased by 24% from RMB16,553 million in fiscal year 2019 to RMB20,562 million (US$2,904 million) in fiscal year 2020. Our effective tax rate decreased to 12% in fiscal year 2020 from 17% in fiscal year 2019. Excluding the one-time gain in relation to the receipt of the 33% equity interest in Ant Group, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and goodwill, as well as the deferred tax effects arising from our share of results of equity investees, our effective tax rate would have remained stable at 17% in fiscal year 2020 and 2019.

Share of Results of Equity Investees

Share of results of equity investees in fiscal year 2020 was a loss of RMB5,733 million (US$810 million), compared to a profit of RMB566 million in fiscal year 2019. We record our share of results of equity investees one quarter in arrears.

Share of results of equity investees in fiscal years 2019 and 2020 consisted of the following:

	Year ended March 31,
	2019	2020
	RMB	RMB	US$

	(in millions)
Share of profit of equity investees:
Ant Group (1)	—	5,324	752
Others	2,997	3,332	470
Impairment loss	(493)	(11,824)	(1,670)
Dilution loss	(185)	(108)	(15)
Others(2)	(1,753)	(2,457)	(347)
Total	566	(5,733)	(810)
(1)	We received the 33% equity interest in Ant Group on September 23, 2019. Similar to other equity investees, we record our share of results of Ant Group one quarter in arrears. As such, the share of profit of Ant Group in fiscal year 2020 reflects our share of profit of Ant Group for the period from the day following receipt of the equity interest to the end of the quarter on December 31, 2019.
(2)	Others mainly include amortization of intangible assets of equity investees and share-based compensation expense.

The year-over-year decrease in share of results of equity investees was mainly due to impairment loss of RMB11,824 million (US$1,670 million) with respect to certain equity investees as a result of their prolonged decline in market values against our carrying values, partly offset by our share of profits in Ant Group. The COVID-19 pandemic has caused widespread disruptions to the economy and the businesses of our equity investees may be adversely affected, which could negatively impact our share of results of equity investees in future periods.

Net Income

As a result of the foregoing, our net income increased by 75% from RMB80,234 million in fiscal year 2019 to RMB140,350 million (US$19,821 million) in fiscal year 2020.

Comparison of Fiscal Years 2018 and 2019

Revenue

	Year ended March 31,
	2018	2019
	RMB	RMB	% Change

	(in millions, except percentages)
Core commerce:
China commerce retail	176,559	247,615	40%
China commerce wholesale	7,164	9,988	39%
International commerce retail	14,216	19,558	38%
International commerce wholesale	6,625	8,167	23%
Cainiao logistics services	6,759	14,885	120%
Local consumer services	—	18,058	N/A
Others	2,697	5,129	90%
Total core commerce	214,020	323,400	51%
Cloud computing	13,390	24,702	84%
Digital media and entertainment(1)	19,564	24,286	24%
Innovation initiatives and others(1)	3,292	4,456	35%
Total revenue	250,266	376,844	51%
(1)	Beginning on April 1, 2020, we reclassified revenue from our self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

Total revenue increased by 51% from RMB250,266 million in fiscal year 2018 to RMB376,844 million in fiscal year 2019. The increase was mainly driven by the robust revenue growth of our China commerce retail business, the consolidation of newly acquired businesses, mainly Ele.me, as well as the strong revenue growth of Alibaba Cloud.

Core commerce segment

China commerce retail

	Year ended March 31,
	2018	2019
	RMB	RMB	% Change

	(in millions, except percentages)
Revenue
China commerce retail business
Customer management(1)	160,810	207,531	29%
Others	15,749	40,084	155%
Total	176,559	247,615	40%
(1)	Subsequent to March 31, 2020, we presented our commission revenue as part of customer management revenue in order to better reflect our value proposition to merchants on our platforms. Comparative figures were presented in the same manner accordingly.

Revenue from our China commerce retail business in fiscal year 2019 was RMB247,615 million, an increase of 40% compared to RMB176,559 million in fiscal year 2018. Revenue from our China retail marketplaces continued to see strong growth. Customer management revenue grew 29% year-over-year, primarily due to the increases in the volume of paid clicks and to a lesser extent an increase in price per click, as well as the strong 31% year-over-year growth of Tmall physical goods GMV, excluding unpaid orders. “Others” revenue in fiscal year 2019 was RMB40,084 million, a significant increase compared to RMB15,749 million in fiscal year 2018, primarily driven by contributions from direct sales businesses, including Tmall Direct Import and Freshippo.

China commerce wholesale

Revenue from our China commerce wholesale business in fiscal year 2019 was RMB9,988 million, an increase of 39% compared to RMB7,164 million in fiscal year 2018. The increase was primarily due to an increase in average revenue from paying members on 1688.com, our domestic wholesale marketplace.

International commerce retail

Revenue from our international commerce retail business in fiscal year 2019 was RMB19,558 million, an increase of 38% compared to RMB14,216 million in fiscal year 2018. The increase was primarily due to an increase in revenue from Lazada, our consolidation of Trendyol, Turkey’s leading e-commerce platform, as well as an increase in revenue from AliExpress.

International commerce wholesale

Revenue from our international commerce wholesale business in fiscal year 2019 was RMB8,167 million, an increase of 23% compared to RMB6,625 million in fiscal year 2018. The increase was primarily due to increases in average revenue from paying members and the number of paying members on Alibaba.com, our global wholesale marketplace.

Cainiao logistics services

Revenue from Cainiao logistics services, which represents revenue from domestic and international one-stop-shop logistics services and supply chain management solutions provided by Cainiao Network, after elimination of inter-company transactions, was RMB14,885 million in fiscal year 2019, an increase of 120% compared to RMB6,759 million in fiscal year 2018. The increase mainly reflected the full year effect of consolidation of Cainiao in fiscal year 2019. We started to consolidate Cainiao Network in mid-October 2017.

Local consumer services

Revenue from local consumer services, which primarily represents platform commissions, fees from provision of delivery services and other services provided by our on-demand delivery and local services platform Ele.me, was RMB18,058 million. We started to consolidate Ele.me in May 2018 and Koubei in December 2018.

Cloud computing segment

Revenue from our cloud computing business in fiscal year 2019 was RMB24,702 million, an increase of 84% compared to RMB13,390 million in fiscal year 2018, primarily driven by an increase in average spending per customer.

Digital media and entertainment segment

Revenue from our digital media and entertainment business in fiscal year 2019 was RMB24,286 million, an increase of 24% compared to RMB19,564 million in fiscal year 2018. The increase was primarily due to an increase in revenue from mobile value-added services provided by UCWeb, such as mobile search and game publishing, and an increase in subscription revenue from Youku.

Innovation initiatives and others segment

Revenue from innovation initiatives and others in fiscal year 2019 was RMB4,456 million, an increase of 35% compared to RMB3,292 million in fiscal year 2018. The increase was mainly due to an increase in revenue from Tmall Genie and Amap.

Cost of Revenue

	Year ended March 31,
	2018	2019
	RMB	RMB	% Change

	(in millions, except percentages)
Cost of revenue	107,044	206,929	93%
Percentage of revenue	43%	55%
Share-based compensation expense included in cost of revenue	5,505	8,915	62%
Percentage of revenue	2%	2%
Cost of revenue excluding share-based compensation expense	101,539	198,014	95%
Percentage of revenue	41%	53%

Our cost of revenue increased by 93% from RMB107,044 million in fiscal year 2018 to RMB206,929 million in fiscal year 2019. The increase was primarily due to an increase of RMB34,347 million in logistic costs related to the on-demand delivery service provided by Ele.me and the fulfillment services provided by Cainiao Network, an increase of RMB24,411 million in cost of inventory in relation to our New Retail businesses and Lazada, an increase of RMB10,416 million in bandwidth and co-location fees and depreciation expenses as a result of our investments in our cloud computing and core commerce business and an increase of RMB8,534 million in content acquisition costs for online media properties. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 41% in fiscal year 2018 to 53% in fiscal year 2019. This increase was primarily due to our consolidation of newly acquired businesses, mainly Ele.me and Cainiao, as well as an increase of the cost of inventory and logistics from our New Retail and direct sales businesses.

Product Development Expenses

	Year ended March 31,
	2018	2019
	RMB	RMB	% Change

	(in millions, except percentages)
Product development expenses	22,754	37,435	65%
Percentage of revenue	9%	10%
Share-based compensation expense included in product development expenses	7,374	15,378	109%
Percentage of revenue	3%	4%
Product development expenses excluding share-based compensation expense	15,380	22,057	43%
Percentage of revenue	6%	6%

Our product development expenses increased by 65% from RMB22,754 million in fiscal year 2018 to RMB37,435 million in fiscal year 2019. The increase was primarily due to an increase in payroll and benefits expenses, including share-based compensation expense. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 6% in fiscal year 2019 and 2018.

Sales and Marketing Expenses

	Year ended March 31,
	2018	2019
	RMB	RMB	% Change

	(in millions, except
	percentages)
Sales and marketing expenses	27,299	39,780	46%
Percentage of revenue	11%	11%
Share-based compensation expense included in sales and marketing expenses	2,037	4,411	117%
Percentage of revenue	1%	2%
Sales and marketing expenses excluding share-based compensation expense	25,262	35,369	40%
Percentage of revenue	10%	9%

Our sales and marketing expenses increased by 46% from RMB27,299 million in fiscal year 2018 to RMB39,780 million in fiscal year 2019. The increase was primarily due to an increase in marketing and promotional spending for user acquisition that led to the significant increase in annual active consumers and MAUs in fiscal year 2019. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have decreased from 10% in fiscal year 2018 to 9% in fiscal year 2019.

General and Administrative Expenses

	Year ended March 31,
	2018	2019
	RMB	RMB	% Change

	(in millions, except
	percentages)
General and administrative expenses	16,241	24,889	53%
Percentage of revenue	6%	6%
Share-based compensation expense included in general and administrative expenses	5,159	8,787	70%
Percentage of revenue	2%	2%
General and administrative excluding share-based compensation expense	11,082	16,102	45%
Percentage of revenue	4%	4%

Our general and administrative expenses increased by 53% from RMB16,241 million in fiscal year 2018 to RMB24,889 million in fiscal year 2019. The increase was primarily due to an increase in payroll and benefits expenses, including share-based compensation, as well as settlement of a U.S. federal class action lawsuit of US$250 million. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have remained stable at 4% in fiscal year 2019 and 2018.

Amortization of Intangible Assets

	Year ended March 31,
	2018	2019
	RMB	RMB	% Change

	(in millions, except
	percentages)
Amortization of intangible assets	7,120	10,727	51%
Percentage of revenue	3%	3%

Amortization of intangible assets increased by 51% from RMB7,120 million in fiscal year 2018 to RMB10,727 million in fiscal year 2019. This increase was due to an increase in amortization of intangible assets acquired from business combinations of Ele.me and Koubei.

Income from Operations and Operating Margin

	Year ended March 31,
	2018	2019
	RMB	RMB	% Change

	(in millions, except
	percentages)
Income from operations	69,314	57,084	(18)%
Percentage of revenue	28%	15%
Share-based compensation expense included in income from operations	20,075	37,491	87%
Percentage of revenue	8%	10%
Settlement of U.S. federal class action lawsuit(1)	—	1,679	N/A
Percentage of revenue	—	0%
Income from operations excluding share-based compensation expense and settlement of U.S. federal class action lawsuit(1)	89,389	96,254	8%
Percentage of revenue	36%	25%
(1)	For a description of the relevant federal class action lawsuit and settlement, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings.”

Our income from operations decreased by 18% from RMB69,314 million, or 28% of revenue, in fiscal year 2018 to RMB57,084 million, or 15% of revenue, in fiscal year 2019. The decrease was primarily due to an increase in share-based compensation expense and settlement of a U.S. federal class action lawsuit of US$250 million. Without the effect of share-based compensation expense and settlement of the U.S. federal class action lawsuit, our income from operations would have increased by 8% from RMB89,389 million in fiscal year 2018 to RMB96,254 million in fiscal year 2019.

Adjusted EBITA and adjusted EBITA margin

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “— Segment Information for Fiscal Years 2018, 2019 and 2020” above for a reconciliation of income from operations to adjusted EBITA.

	Year ended March 31,
	2018		2019
		% of Segment		% of Segment
	RMB	Revenue	RMB	Revenue

	(in millions, except percentages)
Core commerce	114,100	53%	136,167	42%
Cloud computing	(799)	(6)%	(1,158)	(5)%
Digital media and entertainment(1)	(8,487)	(43)%	(16,226)	(67)%
Innovation initiatives and others(1)	(2,814)	(85)%	(5,541)	(124)%
(1)	Beginning on April 1, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

Core commerce segment

Adjusted EBITA increased by 19% to RMB136,167 million in fiscal year 2019, compared to RMB114,100 million in fiscal year 2018. Marketplace-based core commerce adjusted EBITA increased by 31% year-over-year to RMB161,589 million. Adjusted EBITA margin decreased to 42% in fiscal year 2019 from 53% in fiscal year 2018 due to strategic investments, primarily including aggressive investment in local consumer services and gradual revenue mix shift towards self-operated New Retail and direct sales businesses, where revenue is recorded on a gross basis including the cost of inventory.

Cloud computing segment

Adjusted EBITA in fiscal year 2019 was a loss of RMB1,158 million, compared to a loss of RMB799 million in fiscal year 2018. Adjusted EBITA margin improved to negative 5% in fiscal year 2019 from negative 6% in fiscal year 2018.

Digital media and entertainment segment

Adjusted EBITA in fiscal year 2019 was a loss of RMB16,226 million, compared to a loss of RMB8,487 million in fiscal year 2018. Adjusted EBITA margin decreased to negative 67% in fiscal year 2019 from negative 43% in fiscal year 2018, primarily due to our continued investments in licensing rights and the production of original content and an increase in impairment charges on licensed copyrights.

Innovation initiatives and others segment

Adjusted EBITA in fiscal year 2019 was a loss of RMB5,541 million, compared to a loss of RMB2,814 million in fiscal year 2018. Adjusted EBITA margin was negative 124% in fiscal year 2019, as compared to negative 85% in fiscal year 2018. The increase in adjusted EBITA loss was primarily due to investments in new business initiatives, including Tmall Genie and our investments in technological research and innovation.

Interest and Investment Income, Net

Our interest and investment income, net, increased from RMB30,495 million in fiscal year 2018 to RMB44,106 million in fiscal year 2019, which mainly included non-cash gains of RMB21,990 million and RMB5,825 million arising from the revaluation of our previously held equity interest in Koubei and Alibaba Pictures when we obtained control in December 2018 and March 2019, respectively, as well as net gains arising from change in fair value of certain equity investments. These gains were partly offset by impairment charges of RMB10,867 million on certain investments. The above-mentioned gains and impairment charges were excluded from our non-GAAP net income.

Interest Expense

Our interest expense increased by 46% from RMB3,566 million in fiscal year 2018 to RMB5,190 million in fiscal year 2019. The increase in interest expense was primarily due to an increase in average debt outstanding in fiscal year 2019 as compared to fiscal year 2018, reflecting primarily an additional US$7.0 billion of unsecured senior notes issued in December 2017.

Other Income, Net

Our other income, net decreased by 95% from RMB4,160 million in fiscal year 2018 to RMB221 million in fiscal year 2019. The decrease was primarily due to a decrease in income recognized in respect of royalty fees and software technology services fees from Ant Group, which was RMB517 million in fiscal year 2019, compared to RMB3,444 million in fiscal year 2018 as Ant Group continued its strategic investments to expand its user base significantly.

Income Tax Expenses

Our income tax expenses decreased by 9% from RMB18,199 million in fiscal year 2018 to RMB16,553 million in fiscal year 2019. Our effective tax rate decreased to 17% in fiscal year 2019 from 18% in fiscal year 2018. Excluding share-based compensation expense, investment gain/loss and impairment of investments, our effective tax rate would have remained at 17% in fiscal year 2019, as compared to 18% in fiscal year 2018.

Share of Results of Equity Investees

Share of results of equity investees in fiscal year 2019 was a profit of RMB566 million, compared to a loss of RMB20,792 million in fiscal year 2018. As previously disclosed, the loss in fiscal year 2018 was primarily due to an impairment loss of RMB18,116 million with respect to Alibaba Pictures. The increase in share of profit of other equity investees in fiscal year 2019, compared to fiscal year 2018, was primarily due to an increase in our share of profit in Suning. We record our share of results of equity investees one quarter in arrears.

Share of results of equity investees in fiscal years 2018 and 2019 consisted of the following:

	Year ended March 31,
	2018	2019
	RMB	RMB

	(in millions)
Share of (loss) profit of equity investees:
Koubei(1)	(1,340)	—
Cainiao Network(2)	(518)	—
Others	1,040	2,997
Impairment loss	(18,153)	(493)
Dilution loss	(128)	(185)
Others(3)	(1,693)	(1,753)
	(20,792)	566
(1)	We started to consolidate Koubei in December 2018 after obtaining control over Koubei.
(2)	We started to consolidate Cainiao Network in mid-October 2017 after obtaining control over Cainiao Network.
(3)	Others mainly include amortization of intangible assets of equity investees and share-based compensation expense.

Net Income

As a result of the foregoing, our net income increased by 31% from RMB61,412 million in fiscal year 2018 to RMB80,234 million in fiscal year 2019.